TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

February 2, 2026		NR 01 – 2026

Avrupa Reviews Progress and Plans for 2026

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to review company portfolio progress during 2025 and provide near-term outlook for exploration programs for 2026.  The Company is featured on Stockhouse today with the following link to an interview with AVU President and CEO Paul Kuhn:

https://stockhouse.com/news/newswire/2026/02/02/a-project-generator-designed-to-limit-dilution-share-risk-and-create

Highlights 2025 -- Finland

During 2025, The Company, through its partnership entity in Finland, Akkerman Finland Oy (“AFOy”), advanced its VMS exploration program in the Pyhäsalmi Mining District in central Finland by acquiring the Lippikylä exploration permit from First Quantum Minerals (“FQM”).  The permit is located immediately adjacent to the Pyhäsalmi Mine license, less than 2 km from the headframe, covering the potential south extension of the known mineral horizon at the mine.  This purchase goes along with the Greater Lehto exploration permit acquired in late 2024 from Pyhäsalmi Mine Oy (“PMO” – First Quantum Minerals) which covers the presumed eastern extension of the mine horizon close to the mine.   The two property acquisitions included all available historic data related to the exploration permits.  Review of the data, along with discussion between AFOy and FQM/PMO, suggests at least five drill-ready targets, two on the Lehto property and three on the Lippikylä permit.

Figure 1.  Location of three gravity anomalies within the Lippikylä permit (green) and two Titan-24 geophysical anomalies within the Greater Lehto permit (red).  Drill results are from the historic PMO database, are non NI43-101 compliant, and for example only.  FQM geologists used the historic drilling and geophysical data to compile potential drill targets in the two permit areas.  Figure courtesy of IA Metals Research.

In addition to the Lippikylä acquisition, The Company, through the AFOy partnership, acquired the KKS exploration reservation, covering three VMS prospects located 20-30 km NNW of the Pyhäsalmi Mine.

Sirviö
Kurpas
Kaskela
Basem
Pilpanperä
Majoo
Lapinsalo
Akanmäki
Nurmesperä
Pihlajamaa
Remeskylä
Leppikangas
Nälantöjärvi
Jokikylä
Remesjoki
Lohvanjoki
Parkkimanjärvi
Heinälampi
Turhala
Parkkima
Kaakkuri
Korpijoki
Valkeisjärvi
Kytöranta
Eskoperä
KIURUVESI
Komu
Kotajoki
Komujärvi
Lamminaho
Rintaperä
Karankaperä
Niemiskylä
Kiuruvesi
Y:7069848 X:439480

Figure 2.  Regional setting of the KKS Project area (red circle), located 20-30 km NNW of the Pyhäsalmi Mine complex.

Outokumpu discovered mineralization at the Kurpas location in the early 1960’s, and worked the prospect intermittently through the end of the 1980’s.  Limited drilling to 150 meters depth outlined several lenses of massive sulfide mineralization along a strike length of 700 meters of strongly altered, typical volcano-sedimentary host rocks.  No further work is known since that time.

Outokumpu discovered mineralization at the Kaskela site beneath an airborne EM anomaly in 1985.  They discovered two massive sulfide lenses, along a strike length of 1.2 kilometers within a 5-km strike length of potentially mineralized volcano-sedimentary host rocks.  Limited drilling to a vertical depth of 100 meters outlined the zones of mineralization.  Outokumpu returned several times in the early 1990’s before dropping the prospect.  Belvedere Resources claimed the area in 2000 and worked intermittently between 2000 and 2002 before leaving the area.  No further work is known since that time.

The Finnish Geological Survey (“GTK”) discovered the Sirviö prospect in 1957.  Outokumpu took over the area and worked it in the 1960’s, 70’s and mid-90’s, utilizing limited geophysics, base-of-till sampling, and shallow drilling to outline low-grade, sporadic mineralization within a 600-meter corridor along a 2.5-km strike length to a depth of less than 100 meters.  No further work is known since that time.

Portugal

In June, as required by Portuguese Mining Law, Avrupa applied for a mining license covering the Sesmarias Cu/Zn VMS deposit.  The Company is concentrating on engaging a mining partner to move the program forward, and will continue to work towards a suitable partnering arrangement in the upcoming months.

Kosovo

The Slivova gold project is operated by partner Western Tethyan Resources (“WTR”), who have earned-in to 51% of the project.  Work at Slivova is currently on hold until the exploration license can be re-issued by the Kosovo Mining Bureau (“ICMM”).  With a new, majority government recently elected in the country, we expect a return to proper licensing activity by ICMM in the near future.  Once the license is re-issued, we will work with partner WTR to resume normal exploration and development activity at Slivova.

Plans 2006 -- Finland

AFOy now holds eight permits covering seven VMS target areas within 40 km of the Pyhäsalmi Mine complex and one permit covering a gold prospect in the Oijärvi Greenstone Belt, located 40-50 km south of Goldsky Resources’ (formerly First Nordic Metals) Kylmäkangas gold deposit.

The premise for exploration in the Pyhäsalmi District is to discover a minimum of 10 Mmt of copper-zinc ore within trucking distance of the Pyhäsalmi Mine complex to feed the onsite mill and flotation facilities.  The plant is presently operational and can handle 1.2 to 1.4 Mmt of ore per year.  Avrupa is seeking a partner for this brownfields exploration program which highlights numerous permits covering already-known VMS mineralization close to an operating concentrator, thus significantly reducing infrastructure risks.

The Company expects to initiate work first at Lippikylä and Greater Lehto, once a partner has been identified and signed-up to advance the portfolio of projects.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of valuable mineral deposits, using a hybrid project generator business model.  Avrupa is actively advancing seven copper-zinc VMS targets and one orogenic gold prospect in central Finland through its partnership with Akkerman Exploration B.V. in the Finnish exploration company, Akkerman Finland Oy.  Avrupa holds one 100%-owned project in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias Cu/Zn massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources.  Avrupa continues to focus its project generation work in politically stable and prospective regions of Europe, and looks to develop new opportunities around the general Mediterranean Basin.  The Company is actively seeking new JV partnerships for its projects in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.